UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Endo International plc

(Name of Issuer)

Ordinary Shares, nominal value $0.0001 per share

(Titles of Class of Securities)

G30401106

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G30401106		13G	Page 2 of 11
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) TPG Group Holdings (SBS) Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON* CO

CUSIP No. G30401106		13G	Page 3 of 11
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) TPG Advisors VI, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON* CO

CUSIP No. G30401106		13G	Page 4 of 11
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. G30401106		13G	Page 5 of 11
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON* IN

Item 1(a).	Name of Issuer:

Endo International plc (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

First Floor, Minerva House

Simmonscourt Road, Ballsbridge

Dublin 4, Ireland

Item 2(a).	Name of Person Filing:

This Amendment No. 1 to Schedule 13G is being filed jointly by TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation (“Group Advisors”), TPG Advisors VI, Inc., a Delaware corporation (“Advisors VI”), David Bonderman and James G. Coulter (each, a “Reporting Person” and, together, the “Reporting Persons”), pursuant to an Agreement of Joint Filing incorporated by reference herein in accordance with Rule 13d-1(k)(1) under the Act.

Group Advisors is the sole member of TPG Group Holdings (SBS) Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which is the sole member of TPG Holdings I-A, LLC, a Delaware limited liability company, which is the general partner of TPG Holdings I, L.P., a Delaware limited partnership, which is (i) the sole member of TPG Biotechnology GenPar IV Advisors, LLC, a Delaware limited liability company (“Biotech GenPar IV Advisors”), and (ii) the sole shareholder of TPG GenPar VI-AIV Advisors, Inc., a Cayman Islands corporation (“TPG GenPar VI-AIV”).  Biotech GenPar IV Advisors is the general partner of TPG Biotechnology GenPar IV, L.P., a Delaware limited partnership, which is the general partner of TPG Biotechnology Partners IV, L.P., a Delaware limited partnership (“Biotech IV”), which directly held Ordinary Shares (as defined below).  TPG GenPar VI-AIV is the general partner of TPG GenPar VI-AIV, L.P., a Cayman Islands limited partnership, which is the general partner of TPG Partners VI CAI AIV II, L.P., a Cayman Islands limited partnership (“TPG VI CAI AIV II”), which directly held Ordinary Shares.  TPG Advisors VI is the general partner of each of (i) TPG Sky, L.P., a Delaware limited partnership (“TPG Sky”), which directly held Ordinary Shares, and (ii) TPG Sky Co-Invest, L.P., a Delaware limited partnership (“TPG Sky Co-Invest” and, together with Biotech IV, TPG VI CAI AIV II and TPG Sky, the “TPG Funds”), which directly held Ordinary Shares.

David Bonderman and James G. Coulter are sole shareholders of each of Group Advisors and Advisors VI and may therefore have been deemed to have been the beneficial owners of the Ordinary Shares held by the TPG Funds.  Messrs. Bonderman and Coulter disclaim beneficial ownership of such Ordinary Shares except to the extent of their pecuniary interest therein.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

c/o TPG Global, LLC

301 Commerce Street, Suite 3300

Fort Worth, Texas 76102

Item 2(c).	Citizenship:

See responses to Item 4 of each of the cover pages.

Item 2(d).	Titles of Classes of Securities:

Ordinary Shares, nominal value $0.0001 per share (“Ordinary Shares”)

Item 2(e).	CUSIP Number:

G30401106

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐ Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐ Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐ Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (13 U.S.C. 1813).

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).

(j)	☐ Non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J).

(k)	☐ Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________

Item 4.	Ownership

	(a)	Amount Beneficially Owned:

See responses to Item 9 on each cover page.

	(b)	Percent of Class:

See responses to Item 11 on each cover page.

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.

(ii) Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.

(iii) Sole power to dispose or to direct the disposition of: See responses to Item 7 on each cover page.

(iv) Shared power to dispose or to direct the disposition of: See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See response to Item 2(a) above.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below each of the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2020

TPG Group Holdings (SBS) Advisors, Inc.

By:
Name: Michael LaGatta
Title: Vice President

TPG Advisors VI, Inc.

By:
Name: Michael LaGatta
Title: Vice President

David Bonderman

By:
Name: Bradford Berenson, on behalf of David Bonderman (1)

James G. Coulter

By:
Name: Bradford Berenson, on behalf of James G. Coulter (2)

(1) Bradford Berenson is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated March 13, 2018, which was previously filed with the Securities and Exchange Commission (the “Commission”) as an exhibit to a Schedule 13G filed by Mr. Bonderman on April 2, 2018 (SEC File No. 005-90172).

(2) Bradford Berenson is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated March 13, 2018, which was previously filed with the Commission as an exhibit to a Schedule 13G filed by Mr. Coulter on April 2, 2018 (SEC File No. 005-90172).

Exhibit Index

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.*

* Incorporated herein by reference to the Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011, which was previously filed with the Commission as Exhibit 1 to Schedule 13G filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on February 14, 2011.